UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                        OF SMALL BUSINESS CORPORATIONS

     Under Section 12(b) or 12(g) of the Securities and Exchange Act of 1934


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                         PREMIER INVESTMENTS CAPITAL, INC.
             -------------------------------------------------------
                 (Name of small business corporation in its charter)

                 Nevada               0001352517                20-3344063
-------------------------------    ----------------        ------------------
  (State or jurisdiction of         S.E.C. CIK Code          (I.R.S. Employer
incorporation or organization)                            Identification No.)


                             2110 Fort Worth Highway
                    Weatherford, Texas 76086; (817) 598-1007
-----------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                             2100 Fort Worth Highway
                            Weatherford, Texas 76086
 ----------------------------------------------------------------------------
     (Address of principal place of business or intended principal place of business)

                           Corporate Advisory Services, Inc.
                             251 Jeanell Drive, Suite #3
                    Carson City, Nevada 89703  (775) 885-2677
      ---------------------------------------------------------------------
            (Name, address and telephone number of agent for company)

                  Please send copies of all correspondence to:


                               DOUGLAS M. KING, ESQ.
                           Douglas M. King & Associates
                             2110 Fort Worth Highway
                            Weatherford, Texas 76086
                            Telephone: (817) 598-1007
                            Facsimile: (208) 693-3007

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OR 12(g) OF THE ACT AND CALCULATION OF REGISTRATION FEE
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Title of Each                   Dollar              Original        Amount of
Class of Securities           Amount to               Price       Registration
to Be Registered            Be Registered           Per Share           Fee
---------------------       -------------        ---------------    ----------
 Common Stock, OTCBB

 no par value                  $150,000                $2.00            $0.00

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             PART I - Narrative Information Required in Registration

Item 2.  Significant Parties.

         List the full names and business and residential addresses, as applicable, for the following persons:

         (1)  The corporations director:

                                        Office/Business Address:
         Douglas M. King                2110 Fort Worth Highway
                                        Weatherford, Texas 76086



         (2)  The corporations officers:

                                        Office/Business Address:
         Douglas M. King                2110 Fort Worth Highway
                                        Weatherford, Texas 76086

         (3)  The corporations general partners:  Not applicable.

(4) Record owners of 5 per cent or more of any class of the corporations equity securities:

There is one owner of record of five per cent or more of Premier
Investment Capital, Inc.s 75,000 outstanding shares of common stock. The following persons are the record owners of five per cent or more of Premier Investments Capital, Inc.:
         (There are no outstanding shares of preferred stock.)

                                                         Shares
Per Cent of Class
Name of Record Owner                                   of Record*
Before and After Registration
-------------------------------                      ---------------
Valuation Capital Consulting, Inc.                       75,000
100.0%
2110 Fort Worth Highway
Weatherford, Texas 76086

-------------------------------

        *Based upon 75,000 shares of our common stock issued and outstanding as of the date of this registration.

(5) Beneficial owners of 5 per cent or more of any class of the corporations equity securities: See the response to Item 2.,(4) above.

         (6)  Promoters of the corporation:

         Joe E. Poe, Jr., as that term is defined in the Securities Act of 1934.

         (7)  Affiliates of the corporation:

         None

         (8) Counsel to the corporation with respect to the proposed registration:

         DOUGLAS M. KING, Esq.
         Douglas M. King & Associates
         2110 Fort Worth Highway

         Weatherford, Texas 76086

         (9)  Each underwriter with respect to the proposed registration:

Not applicable. There is no underwriter(s) with respect to the proposed registration.

         (10)  The underwriters directors:

         Not applicable.

         (11)  The underwriters officers:

         Not applicable.

         (12)  The underwriters general partners:

         Not applicable.

         (13)  Counsel to the underwriter:

         Not applicable.




Item 3.  Relationship with Corporation of Experts Named in Registration
Statement.


DOUGLAS M. KING, Esq. is the sole owner of Douglas M. King &
Associates, the firm that has acted as our counsel in connection with the proposed registration. They have no parents or subsidiaries.


Item 4.  Selling Security Holders.

	   There are no selling shareholders in this transaction.


Item 5.  Changes in and Disagreements with Accountants.

The financial statements have not been audited but are in accordance with FASB rules according to Premier Investment Capital, Inc.s
President Douglas M. King, LL.M., J.D. (He used to be a financial auditor for PriceWaterhouseCoopers, LL.P.)

Item 6. Disclosure of Commission Position on Indemnification for
Securities Act Liabilities.

Under Nevada law, and pursuant to our Articles of Incorporation, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers, or directors, pursuant to those provisions, we have been informed by our counsel that, in the opinion of the U.S. Securities and Exchange Commission, the indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.


                         PREMIER INVESTMENTS CAPITAL, INC.
   --------------------------------------------------------------------------
                (Exact name of Company as set forth in Charter)

Type of securities outstanding: 75,000 Shares of common stock, no par value per share
Price per security when sold:   $2.00
Total proceeds:                 $150,000

Is a commissioned selling agent selling the securities in this registration? Not applicable.

If yes, what per cent is commission of price to public?*  0%  Not applicable.

Is there other compensation to selling agent(s)?*
[  ] Yes  [ X ] No   Not applicable

Is there a finders fee or similar payment to any person?*
[  ] Yes  [ X ] No  (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[  ] Yes  [X] No  Not applicable.

Is this registration limited to members of a special group, such as employees of Premier Investments Capital, Inc. or individuals?*

[  ] Yes  [X] No  (See    Question No. 25)

Is transfer of the securities restricted?*
[ ] Yes [X] No Not applicable. There is no transfer of securities in this registration.

------------------

       * This registration relates to an aggregate of 75,000 shares of common stock that may be registered and sold from time to time by the selling shareholders listed in Item 7.(b) below or their successors in interest. The selling shareholders will act independently of Premier Investment Capital, Inc. in making determinations with respect to the timing, manner and size of each offer or sale. These sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

         INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS REGISTRATION UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS REGISTRATION.

         IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE CORPORATION AND THE TERMS OF THE REGISTRATION, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES REGISTERED OR THE TERMS OF THE REGISTRATION, NOR DOES IT PASS UPON THE ACCURACY, OR COMPLETENESS, OF ANY REGISTRATION OR SELLING LITERATURE.

Premier Investments Capital, Inc.:

         [   ]   Has never conducted operations.
         [X]     Is in the development stage.
         [X]     Is currently conducting operations.
         [   ]   Has shown a profit in the last fiscal year.
         [   ]   Other (Specify):
                (Check at least one, as appropriate)








                                TABLE OF CONTENTS

                                                                  Page

The Company                                                          7

Risk Factors                                                         8

Business and Properties                                              12

Registration Price Factors                                           18

Capitalization                                                       20

Description of Securities                                            21

Dividends, Distributions and Redemptions                             27

Officers and Key Personnel of the Company                            27

Directors of the Company                                             27

Principal Stockholders                                               31

Management Relationships, Transactions and Remuneration              33

Litigation                                                           35

Federal Tax Aspects                                                  35

Miscellaneous Factors                                                36

Financial Statements                                                F-1




         THIS REGISTRATION CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS REGISTRATION, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS REGISTRATION.

         This Registration, together with Financial Statements and other attachments, consists of a total of 65 pages.





                                   THE COMPANY

1.       Exact corporate name:  PREMIER INVESTMENTS CAPITAL, INC.

         State and date of incorporation:  Nevada; August 9, 2005.

         Street address of principal office:
         2110 Fort Worth Highway, Weatherford, Texas 76086.

         Company telephone number:  (817) 598-1007.

         Fiscal year:  December 31.

         Person(s) to contact at Company with respect to registration:
         Mr. Douglas M. King.

         Telephone number (if different from above): Not applicable. Same as above.

The Registration

         This registration relates to an aggregate of 75,000 shares of common stock that maybe registered and sold by the selling shareholders listed in Item 7.(b) below or their successors in interest. The selling shareholders will act independently of Premier Investments Capital, Inc. in making determinations with respect to the timing, manner and size of each offer or sale. These sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

Selected Financial Information

         We are a development-stage company engaged in the business plan development of a business plan for the purpose of establishing an investment company. We have not yet realized any revenues and we do not anticipate the realization of any revenues during the one-year period following the date of this registration while we pursue our business plan. No assurance can be given that we will ever realize profits from our business.

Summary Balance Sheet Data:
--------------------------

                                                                As of
                                                         December 31, 2005
                                                         -----------------

Working Capital                                                 $  0.00
Total Assets                                                    $450.00
Total Liabilities                                               $  0.00
Total Stockholders Equity                                      $450.00


Summary Operating Data:
----------------------
                                                           For the Period
                                                           August 9, 2005
                                                          (Inception), to
                                                          December 31, 2005
                                                         ------------------
Total Sales                                               $              0
Net (Loss) Accumulated During Development Stage           $       (150,000)
Net (Loss) Per Common Share                               $          (2.00)
Basic and Dilutive Weighted Average Number
  of Common Shares Outstanding                                      75,000




                                  RISK FACTORS

         2. List in the order of importance the factors that Premier Investment Capital, Inc. considers to be the most substantial risks to a purchaser of shares of common stock in this registration in view of all facts and circumstances or that otherwise make the registration one of high risk or speculative (i.e., those factors that constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return)

Risk Factors Related to Our Business

         We are a development-stage company with limited prior business operations and we may not be able to establish ourselves as a going concern We are in the business of attempting to raise capital for future investments of any type. Because we are a new business, we are not likely to succeed unless we can overcome the obstacles we face. We have only limited operating history on which you can base an evaluation of our business and prospects. Our efforts, since inception, have been allocated primarily to the following:

o  Organizational activities;
o  Developing a business plan;
o  Obtaining interim funding.



         In order to establish ourselves as a viable investment company, we are dependent upon the receipt of additional funds to continue business operations and/or the achievement of profitable operations. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as a company with limited operating history in an evolving market. If we are unable to raise additional funds or achieve profitability or if we encounter unexpected difficulties and expenses, then our business may fail.

         We have realized no revenues or earnings, and we may not be able to achieve profitable operations in the future. We are currently in the business of looking for investors. We have realized no revenues and no net loss of for the period from inception (August 9, 2005) to December 31, 2005. We may not be able to achieve profitable operations in the future from subscription or other fees generated by our proposed business. Our success in the proposed business of providing an investment company is dependent upon our obtaining additional financing to enable us to fully implement our business plan or achieving profitable operations. If we are unable to obtain additional debt and/or equity financing, then we will not be able to continue as a going concern unless we realize meaningful revenues. During the development stage of our operations, the revenues generated from operations can be expected to be insufficient to cover expenses.

         We expect that significant increases in our costs and expenses may result in losses for at least the next year and possibly longer, which, in turn, may cause us to cease operations. We have not yet realized any revenues or earnings from operations. If our activities do not enable us to establish our proposed business or if we fail to obtain enough for our proposed investment company to generate sufficient revenue and achieve profitability, then we will not be able to implement our business plan and/or continue as a going concern. We intend to increase our costs and expenses substantially as we:


o Purchase the computer and office equipment necessary to operate an investment company on a cost-effective basis;

o Develop and establish our investment business;

o Increase our general and administrative functions to support our growing operations.

       We may find that these efforts will be more expensive than we currently anticipate or that these efforts may not result in the development of a commercially viable investment company, which would incur possible losses. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of operating and net losses for at least the next year and possibly longer, we may be forced to cease operations.

       We have limited assets and working capital and minimal shareholders equity and, if our financial condition does not improve, we will cease operations and our shareholders will lose their entire investment. As of December 31, 2005, we had total assets consisting of $450 in pre-paid assets. Our working capital and our total shareholders equity was $450 as of December 31, 2005.

       Accordingly, we have only very limited assets, financial resources and working capital. We issued 75,000 shares of common stock to one shareholder for an aggregate of $150,000 in professional companies. Our working capital may be dissipated by current liabilities. Our financial condition may not improve. We may not receive the necessary additional funding and/or revenues from operations in order to implement our business plan over the next year. We do not expect to continue in operation, without an infusion of capital, after the expiration of one year from the date of this registration. In order to obtain additional equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial interest in our revenues, if any. See "Registration Price Factors," "Capitalization" and "Management Relationships, Transactions and Remuneration" for a more detailed description of our capitalization and financial condition.

      Because we will need to raise additional funds and these funds may not be available to us when we need them, we may need to change our business plan, sell or merge our business or face bankruptcy. Based on our current projections, we will need to raise funds during the one-year period following the date of his registration through the issuance of equity, equity-related or debt securities. This is because we will not realize revenues from subscription or other fees from our proposed investment company until we complete our initial activities and establish our proposed business. We will need to raise additional capital thereafter if we are unable to develop a commercially viable investment company or other fees are lower than expected. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company. Any of these actions could cause our stock price to fall.

         Establishment of our proposed investment company is dependent upon the ability to raise additional capital.

         We may not succeed in establishing the "Premier Investment Capital, Inc." business.

         Because our executive officers and directors are our only employees, devote only 5% to 20% of their time to our business and are not bound by employment agreements, we may not be able to achieve profitability or maintain our operations with the limited time commitment of this individuals and we may realize serious harm if they leave. Mr. Douglas M. King, our President and a director of Premier Investment Capital, Inc. is our only employee. Mr. King devotes approximately 20% of his time and effort to Premier Investment Capital, Inc.s business and affairs. We may not be able to achieve profitability or maintain our operations with the limited time commitment of our executive officer and director. We face the additional risk that Mr. King could leave with little or no prior notice because is not bound by an employment agreement. If we lost the company of Mr. King, our business would fail unless we were successful in finding a suitable replacement(s). We do not have "key person" life insurance policies covering Mr. King.

         We must enter into strategic relationships to help promote our proposed business and, if we fail to develop, maintain or enhance these relationships, we may not be able to attract and retain investors, build the "Premier Investments Capital, Inc." business and enhance our sales and marketing capabilities. We believe that our ability to attract investors of our proposed investment company depends on our ability to develop and maintain strategic relationships with related and other investment companies and investment bankers that can contribute capital to our business. If we are unsuccessful in developing or maintaining these relationships, or if the relationships do not assist us in attracting or retaining investors, it may be difficult to grow our business. We have no strategic relationships as of the date of this registration.

         Competition from others may result in price reductions and Decreased Demand for Our Proposed Investment Company. If we are successful in establishing our proposed business, we will compete initially with a number of investment companies that out bid us for investments and capital.

         Additionally, many of these organizations will have proven operating histories, which we lack. We hope to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of market recognition, through our focus on the Investment; which eliminates the need for a sizable marketing staff and printed materials. However, our ability to generate revenue is expected be limited by our limited financial resources and other assets.

         We may be unable to adequately protect or enforce our intellectual property rights. We rely on trade secret law to protect our intellectual property. These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our business, including the look and feel of our business, sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our business and our content. We have not filed an application to secure registration for our trademark, "Premier Investment Capital, Inc.," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another companys proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause investor confusion and/or have a detrimental effect on our business.

         Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we operate internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.


Risk Factors Related to This Registration

         There is no guarantee that additional funds will be available to us when we need them and, if financing is unavailable, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. Based on our current projections, we will need to raise additional funds during the period of one year from the date of this registration through the issuance of equity, equity-related or debt securities. There is no guarantee that we will be able to raise the funds that are necessary to maintain our business for the following year. We cannot be certain that additional capital will be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company. Any of these actions could cause our stock price to fall.

         There is no public market for our common stock and, if a public Market fails to develop or be sustained, then purchasers of shares from The selling shareholders may be unable to sell, and therefore lose the funds Paid for, the shares of common stock. There is no public market for our common stock and there is no assurance that a public market will develop or, if developed, that it will be sustained. Many brokerage firms may not effect transactions in the securities and many lending institutions may not permit their use as collateral for loans. The common stock will be traded, if at all, in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc., and possibly on the electronic Bulletin Board. We will not satisfy the requirements either for being quoted on the National Association of Securities Dealers Automated Quotations System or for listing on any national securities exchange. Accordingly, until we qualify for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

         Our stock price will fluctuate, which may result in substantial losses for investors. The trading price of our shares of common stock will fluctuate once trading commences, if ever. The fluctuation of the stock price could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which will be beyond our control. These factors include:

1)        Quarterly variations in operating results;

2) Announcements by us or our competitors of new product and company registrations, significant contracts, acquisitions or strategic relationships;

3) Publicity about our company, our products and companies or our competitors;

4)        Additions or departures of key personnel;

5)        Any future sales of our common stock; and


6) Stock market price and volume fluctuations of publicly-traded companies in general and Investment-related companies in particular.

         The trading prices of investment-related companies have been especially volatile and many are at or near historical lows. Shareholders may be unable to resell their shares of common stock at or above the price paid for them.

         Sales of substantial amounts of our shares may depress our stock price. A total of 75,000 shares of common stock held by our current shareholders, become eligible for resale upon effectiveness of the registration statement of which this registration is a part. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. On the date of this registration, we will have 75,000 shares of common stock outstanding that may be resold immediately in the public market.

Note: In addition to the above risks, businesses are often subject to risks Not foreseen or fully appreciated by management. In reviewing this registration potential investors should keep in mind other possible risks that could be important.


                             BUSINESS AND PROPERTIES

         3. With respect to the business of Premier Investment Capital, Inc. and its properties:

         (a) Describe in detail what business Premier Investment Capital, Inc. does and proposes to do, including what product or goods are or will be produced or companies that are or will be rendered.

General

         Premier Investments Capital, Inc. is a development-stage corporation that was organized under the laws of the State of Nevada on August 9, 2005. We are engaged in investments. Our offices are located at 2110 Fort Worth Highway, Weatherford, Texas 76086. Our telephone number is (817)598-1007 and our facsimile number is (817) 596-8375.

         We believe, if we are successful in developing and establishing our proposed investment company, the following will be principal competitive factors in our market:

1)        Business recognition;


2)        Speed and accessibility of business;

3)        Price.

       We hope, to the extent practicable, to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a subscriber and visitor base and market recognition, through our utilization of the investment; which eliminates the need for a sizeable marketing staff.

         (d) Describe specifically the marketing strategies Premier Investments Capital, Inc. is employing or will employ in penetrating its market or in developing a new market.

       As set forth in response to Question 4 below the timing and size of The results of this effort that will be necessary in order for Premier Investment Capital, Inc. to be profitable.

       Indicate how and by whom its products or companies are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any investors that account for, or based upon existing orders will account for, a major portion (20% or more) of Premier Investment Capital, Inc. sales. Describe any major existing sales contracts.

       Our company is in the development stage and is engaged in the investment business. We have conducted no marketing studies. As of the date of this registration, we have no investors and no existing sales contracts.

         (e) State the backlog of written firm orders for products and/or companies as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

       As of the date of this registration, we have no commercially viable products or companies.

       Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the typical orders. If Premier Investments Capital, Inc. sales are seasonal or cyclical, explain.

         Not applicable. See the response to this Item above. We do not Expect our business to be seasonal or cyclical.

         (f) State the number of Premier Investment Capital, Inc.s present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operation, administrative, etc.) Premier Investment Capital, Inc. will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If Premier Investments Capital, Inc. employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements Premier Investments Capital, Inc. has or will have with its employees.

         Mr. Douglas M. King, our executive officer and director, is our only employee currently. We do not anticipate the employment of any additional individuals within the next twelve months.

         (g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that Premier Investment Capital, Inc. owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties Premier Investments Capital, Inc. intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

       We presently own no real or personal property. We maintain our offices on a rent-free basis at the office of Mr. Douglas M. King, the President and the director of Premier Investment Capital, Inc., located at 2110 Fort Worth Highway, Weatherford, Texas 76086.

       These arrangements are verbal and we have no written agreement with Mr. King to utilize space at his office free of charge. We have agreed to pay him rent for these facilities when we start generating revenues from operations, if ever. The space we currently occupy is expected to be adequate to meet our foreseeable future needs. We have no plans to purchase any real or personal property for the foreseeable future.

         (h) Indicate the extent to which Premier Investment Capital, Inc. operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by Premier Investment Capital, Inc.for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues initial expenditures were for the last fiscal year.

       We rely on trade secret law to protect our intellectual property.
These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our name or trademark, and to obtain and use information that we regard as proprietary, such as the technology used to operate our business and our content. We have not filed an application to secure registration for our trademark, "Premier Investment Capital, Inc.," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another companys proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause investor confusion and/or have a detrimental effect on our business.

       Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we obtain investors internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

       We have expended no funds since the date of our inception on August 9, 2005, through the date of this registration.

         (i) If Premier Investment Capital, Inc.s business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon Premier Investments Capital, Inc.

       We are not currently subject to direct federal, state or local regulation other than the regulations applicable to businesses generally.

         (j) State the names of any subsidiaries of Premier Investment Capital, Inc.s, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

         Not applicable.  We have no subsidiaries.

         (k) Summarize the material events in the development of Investments (including any material mergers or acquisitions) during the past five years, or for whatever lesser period Premier Investment Capital, Inc. has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If Premier Investment Capital, Inc. has recently undergone a stock split, stock dividend or recapitalization in anticipation of this registration, describe (and adjust historical per share figures elsewhere in this registration accordingly).

         There have been no material events, such as mergers, acquisitions, spin-offs, recapitalizations, stock splits or stock dividends, in our development since our inception on August 9, 2005.

         4.(a) If Premier Investment Capital, Inc. was not profitable during its last fiscal year, list below in chronological order the events which in managements opinion must or should occur, or the milestones which in managements opinion investments must or should reach, in order for Premier Investment Capital, Inc.s to become profitable, and indicate the expected manner of occurrence or the expected method by which Premier Investments Capital, Inc. will achieve the milestones.

         In order to become fully operational and profitable, we must Achieve each of the milestones described below.

         1) We must raise additional capital. If we are unable to obtain additional debt and/or equity financing, then we will not be able to continue as a going concern unless we realize meaningful revenues. We do not know when, if ever, that we will generate revenues from subscription or other fees from our proposed investment company. We will need to raise additional capital thereafter. If we are unable to develop a commercially viable investment company or our subscription or other fees are lower than expected additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company.

         2) We must develop a commercially viable investment company. As of the date of this registration, our proposed business for investment we have no investors and we have realized no contracted projected revenues. If we are successful in developing our proposed business, we will incur expenses for, among other things, marketing and advertising needed to obtain investors. If we are unable to raise additional funding for marketing and advertising and other operating expenses or the funds raised prove to be inadequate, we may not be able to generate enough revenue to enable us to break even or become profitable. We cannot be certain of the amount of revenue we must generate in order for Premier Investments Capital, Inc. to become profitable.

         3) We must thoroughly market the "Premier Investments Capital, Inc." brand name and our proposed investment company. If our initial efforts result in the development of a business on the investment where investors, including prospective investments, scouts and others, can view business plans, we will need to expend funds for advertising on businesses on the investment that we believe our investors are likely to invest. We will also need to incur substantial expenses in our efforts to enter into strategic alliances with and more traditional companies that we believe will promote our brand and promote investors to our business.

         Ultimately, we will also need to expend funds to attract and train company personnel and to develop content to help build our brand and attract investors to our business. These last two milestones are long-range in nature and we have no anticipated sources of funding for their accomplishment as of the date of this registration.

         4) We must develop and enhance our proposed business. We will need to continue to devote significant resources to further develop and add new features and functionality to our business in the future.

         We will pursue these steps with the additional funds, if any, that we raise from sales of shares of common stock or other equity or debt financing. Because we do not know whether we will succeed in raising additional capital or the amount of any such capital, we are unable to anticipate the timing of the milestones after effectiveness of the registration statement of which this registration is a part. Further, because we have only commenced our business program, we are not yet able to determine the costs associated with each milestone listed above.

         (b) State the probable consequences to Premier Investments Capital, Inc. of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon Premier Investments Capital, Inc.s liquidity in view of Premier Investment Capital, Inc. then anticipated level of operating costs. (See Questions No. 11 and
12)

         The probable consequences to us of delays in achieving each of the milestones listed in Item 4.(a) immediately above is that we will likely continue to incur operating and net losses during the period of the delays, and the rate at which we incur these losses may increase. Any delays are expected to have an adverse effect on our liquidity because we intend to increase our costs and expenses substantially as we pay management salaries and/or contract labor; increase our sales and marketing activities; purchase equipment; increase our general and administrative functions to support our growing operations; and complete and further develop our business. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of continuing losses, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.


         We have no plans to make any changes in our current business plan so long as management determines it to be viable and we are able to continue in business as a going concern. The factors that management intends to consider in making the determination as to whether our business plan is viable include, among others:

         (i) The results of our efforts to raise additional funding, (ii) the results of our proposed marketing campaign; (iii) the success of our efforts to obtain investors and investors to our proposed business; and (iv) the amount of subscription and/or other revenue we are capable of generating. If, at any time, based upon consideration of the foregoing factors, management determines that we are unable to implement our business plan or continue in operation as a going concern, we will explore all
available alternatives, including a possible change in our business plan, sale of our business, merger, acquisition or other business combination with another company or, if unavoidable, voluntary bankruptcy filing. However, even if we are achieving the milestones required in order for us to become profitable, we intend to consider any attractive business opportunity presented to us, including, but not limited to, the sale of our business to a larger company or a joint venture, merger or other business combination with a small or mid-sized company. As of the date of this registration, we have no present intent to change our business plan, sell our business or merge with or acquire another company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

                             REGISTRATION PRICE FACTORS

         If the securities registered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being registered.

         5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

         Total $(150,000.00) ($(2.00) per share) for the period from August 9, 2005 (inception), to December 31, 2005.

         6. If Premier Investments Capital, Inc. had profits, show registration price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of registration price, if applicable.

           Registration Price Per Share               =       0
----------------------------------------------          -------------------

Net After-Tax Earnings Last Year Per Share        (price/earnings multiple)

         Not applicable. We had no income for the period from August 9, 2005 (inception), to December 31, 2005.

         7.(a) What is the net tangible book value of Premier Investment Capital, Inc.? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

         $450  ($.006 per share)

If the net tangible book value per share is substantially less than this registration (or exercise or conversion) price per share, explain the reasons for the variation.

         The shares of common stock may be registered and sold from time to time by the selling shareholders or their successors in interest on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The difference, if any, between the price per share of common stock being registered by the selling shareholders and the net tangible book value per share is primarily attributable to the fact that the shareholders acquired their aggregate 75,000 shares, representing 100% of our outstanding shares, of common stock at a cost of $2.00 per share, which may be substantially more or less than the price per share to be paid by the purchasers of shares from the selling shareholders.

         (b) State the dates on which Premier Investment Capital, Inc. sold, or otherwise issued, securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to Premier Investment Capital, Inc. at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)


Date of   Name of                 Relationship Number of Price Consideration
Sale      Shareholder                               Shares per share

8/9/2005  Valuation Capital Consultants, Inc.  None 75,000  $2.00  $150,000


         8.(a) What percentage of the outstanding shares of Premier Investment Capital, Inc. will the investors in this registration have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the registration price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities registered in this registration.)

         This registration relates to an aggregate of 75,000 shares of common stock that may be registered and sold from time to time by the selling shareholders or their successors in interest.

           (b) What post-registration value is management implicitly attributing to the entire company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not registered) (Total outstanding shares after registration times registration price, or exercise or conversion price if common stock is not registered.)

         See the response to Item 8.(a) above.

         * These values assume that Premier Investment Capital, Inc.s capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: not applicable. These values also assume an increase in cash in Premier Investment Capital, Inc. by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

      $-0-.    Not applicable.

         We have no outstanding convertible securities, including options,

warrants or other rights.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the registration price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this registration shall be assumed exercised.)

         11. Indicate whether Premier Investments Capital, Inc. is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Premier Investments Capital, Inc. to make payments. Indicate if a significant amount of Premier Investment Capital, Inc.s trade payables have not been paid within the stated trade term. State whether Premier Investments Capital, Inc. is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof indicate Premier Investments Capital, Inc. plans to resolve any such problem.

         If we are unable to raise additional financing within the next twelve months, we could be expected to experience cash shortages preventing us from paying our operating expenses on a timely basis. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available, we may not be able to continue in operation as a going concern and we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.

         Additionally, in the next twelve months, we intend to increase our costs and expenses substantially as we conduct investments; purchase equipment; develop and establish our business; initiate sales and marketing activities and via traditional media; and increase our general and administrative functions to support our growing operations. Until we begin our investment program and establish our proposed investment company, if ever, we do not expect to generate revenues to offset these costs and expenses and operate profitably.

         As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase. Our success is dependent upon our achieving profitable operations or obtaining additional financing to enable us to fully implement our business plan. If we are unable to obtain additional debt and/or equity financing, then we will not be able to continue as a going concern unless we realize meaningful revenues. If we fail to generate meaningful revenues or raise adequate funding, we will cease operations and our shareholders will lose their entire investment. In any event, we do not expect to continue in operation without an infusion of capital.

         We are not a party to, or the maker of, any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. Our trade payables have been paid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

         12. Indicate whether proceeds from this registration will satisfy Premier Capital Investment, Inc.s cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

         Not applicable.   We will receive no proceeds from the sale of the
shares of common stock by the selling shareholders. See the response to Item 11., above, for a discussion of our additional capital requirements. We expect the scale of our operations to be directly related to the amount of funding available to us. That is, we will operate on a significantly smaller scale if we are only successful in raising a minimal amount of funding.
Also, as discussed in Item 11., above, in the event that our costs and expenses increase dramatically as we pursue our business plan, we may continue to realize operating and net losses for the next year or longer, and we may incur these losses at an increasingly rapid rate.


                                 CAPITALIZATION

         13. Indicate the capitalization of Premier Investment Capital, Inc. as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this registration and the use of the net proceeds therefrom:

Amount Outstanding
As of:
12/31/05

Assets
  Prepaid Fees          $450

Liabilities             $0

Stockholder Equity      $450



         * This registration relates to an aggregate of 75,000 shares of common stock that may be registered and sold from time to time by the selling shareholders or their successors in interest. Accordingly, we are not raising any funds or issuing any securities. Further, we will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

         Number of preferred shares authorized to be outstanding:  none

         Number of common shares authorized:  75,000 shares. No Par value.

         Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

             -0- shares.  Not applicable.


                            DESCRIPTION OF SECURITIES


         14.      The securities being registered hereby are:
         [X]   Common stock
         [  ]  Preferred or preference stock
         [  ]  Notes or debentures
         [  ]  Units of two or more types of securities composed of:
         [  ]  Other:

         15.      These securities have:
         Yes   No
         [  ] [X] Cumulative voting rights
         [  ] [X] Other special voting rights
         [ ] [X] Preemptive rights to purchase in new issues of shares [ ] [X] Preference as to dividends or interest
         [  ] [X] Preference upon liquidation
         [  ] [X] Other special rights or preferences (specify):

         Explain:  not applicable.

         16.      Are the securities convertible?  [  ] Yes [X] No
         If so, state conversion price or formula.
         Date when conversion becomes effective: - / - / - Not applicable. Date when conversion expires: - / - / - Not applicable.

         17.(a)If securities are notes or other types of debt securities:

          (1) What is the interest rate?  -0-%  Not applicable.

If interest rate is variable or multiple rates, describe:
Not applicable.

         (2) What is the maturity date? - / - / - Not applicable. If serial maturity dates, describe: not applicable.


         (3) Is there a mandatory sinking fund? [ ] Yes [X] No. Not applicable. Describe: Not applicable.

         (4) Is there a trust indenture? [ ] Yes [X] No. Not applicable. Name, address and telephone number of trustee. Not applicable.

         (5) Are the securities callable or subject to redemption?
[ ] Yes [X] No.  Not applicable.

           Describe, including redemption prices:  not applicable.

         (6) Are the securities collateralized by real or personal property? [ ]Yes [X] No. Describe: not applicable.

         (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
Not applicable.

         How much currently outstanding indebtedness of Premier Investment Capital, Inc. is senior to the securities in right of payment of interest or principal? $-0- Not applicable.

         How much indebtedness shares in right of payment on an equivalent
basis?   $-0-  Not   applicable.

         How much indebtedness is junior (subordinated) to the securities? $-0- Not applicable.

         (b) If notes, or other types of debt securities, are being registered and Premier Investment Capital, Inc. had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro-forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest

(including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the registration of the notes or other debt securities.

         Not applicable. Shares of common stock, not notes or other types of debt securities, may be registered and sold from time to time by the selling shareholders or their successors in interest.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt company, as the existence of earnings does not necessarily mean that Premier Investment Capital, Inc.s liquidity at any given time will permit payment of debt company requirements to be timely made. See Questions No. 11. and
12. See also the attached Financial Statements and especially the Statement of Cash Flows.

          18. If securities are preference or preferred stock:
Not applicable.

         Are unpaid dividends cumulative?  [  ] Yes [X]  No
         Are securities callable?          [  ] Yes [X]  No
         Explain:  Not applicable.

Note: Attach to this Registration copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of preferred or preference stock, notes or other securities being registered.

         The selling shareholders, or their successors in interest, may offer and sell shares of common stock, not preferred or preference stock, notes or other securities having rights superior to the rights of shareholders of common stock.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

         Not applicable.  There are no restrictions on dividends under loan or other financing arrangements or otherwise.

         19. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $0.00

         It is highly unlikely that we will pay dividends on the common stock in the foreseeable future.


                              PLAN OF DISTRIBUTION

         20. The selling agents (that is, the persons selling the securities as agent for Premier Investment Capital, Inc. for a commission or other compensation) in this registration are:

         Not applicable. This registration relates to an aggregate of 75,000 shares of common stock that may be registered and sold from time to time by the selling shareholders or their successors in interest. The selling shareholders will act independently of Premier Investment Capital, Inc. in making determinations with respect to the timing, manner and size of each offer or sale. These sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

         The selling shareholders may sell shares of common stock in any of the following ways:

1)  Through dealers;

2)  Through agents; or

3)  Directly to one or more purchasers.

         The distribution of the shares of common stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the over-the-counter market. Any transaction may be effected at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may effect transactions by selling shares of common stock to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling shareholders and/or commissions from purchasers of shares of common stock for whom they may act as agent. The selling shareholders, and any broker-dealers or agents, that participate in the distribution of common stock by them might be deemed to be underwriters and any discounts, commissions or concessions received by any broker-dealers, or agents, might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         In registration the shares of common stock, the selling shareholders, and any broker-dealers and any other participating broker-dealers that execute sales for the selling shareholders, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sales. Furthermore any profits realized by the selling shareholders, and the compensation of the broker-dealers, may be deemed to be underwriting discounts and commissions. In addition, any shares of common stock covered by this registration that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this registration.

         Rule 10b-2, under the Securities Exchange Act of 1934, prohibits persons who are participating in or financially interested in a distribution of securities from making payments to another person for the solicitation of a third party to purchase the securities that are the subject of the distribution. However, Rule 10b-2 does not apply, among other exceptions, to brokerage transactions not involving the solicitation of investor orders. Rule 10b-6, under the Securities Exchange Act, prohibits participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

         The public registration of the common stock by the selling shareholders will continue until all shares of common stock registered pursuant to this registration have been sold by the selling shareholders. Accordingly, subject to the applicable blue sky laws, secondary trading will be permitted in the shares of common stock following the effective state of the registration statement of which this registration form a part. We do not intend to file a post-effective amendment to de-register the shares of common stock remaining unsold from time to time.

         To the extent required at the time a particular offer of common stock by the selling shareholders is made, a supplement to this registration will be distributed that will set forth:

1) The number of shares of common stock being registered and the terms of the registration, including the name or names of any underwriters, dealers, brokers or agents;

2) The purchase price paid by any underwriter for shares of common stock purchased from the selling shareholders;
3) Any discounts, commissions and other items constituting compensation from the selling shareholders; and

4) Any discounts, commissions or concessions allowed, or re-allowed, to dealers, including the proposed selling price to the public.

         Premier Investments Capital, Inc. will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders.

         21. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a per cent of the registration price on the cover page of this Registration. Also indicate whether Premier Investment Capital, Inc. will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who, for compensation, act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this registration.)

         Not applicable.  See the response to Item 20. above.

         22. Describe any material relationships between any of the selling agents or finders and Premier Investments Capital, Inc. or its management.

         Not applicable.  See the response to Item 20. above.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and Premier Investment Capital, Inc., a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

         23. If this registration is not made through selling agents, the names of persons at Premier Investments Capital, Inc. through which this registration is being made:

         Not applicable.  See the response to Item 20. above.

         24. If this registration is limited to a special group, such as employees of Premier Investment Capital, Inc., or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

         There are no limitations on the types of persons who may purchase shares of common stock from the selling shareholders or their successors in interest.

Will the certificates bear a legend notifying holders of such restrictions?
[X] Yes [ ] No


         26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

         Not applicable. This registration relates to an aggregate of 75,000 shares of common stock that may be registered and sold from time to time by the selling shareholders or their successors in interest. There are no funds being raised or securities being issued. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

         (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

         See the response to Item 26.(a) above regarding the fact that there are no funds being raised.

         Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No.  Not applicable.

         27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

         The 75,000 shares of common stock of Premier Investment Capital, Inc. presently outstanding are owned by the persons listed in Item 7.(b) above, including Valuation Capital Consultants, Inc. These shares of common stock are "restricted securities" because of their issuance and sale in reliance upon the exemptions from registration provided under Rule 504 of Regulation D under the Securities Act of 1933 and Section 11-51-308(1)(p) of the Nevada Securities Act. As such, these shares of common stock are subject to the resale restrictions under Rule 144 of Section 4(1) under the Securities Act. Rule 144 of the Securities Act provides, in essence, that holders of restricted securities for a period of one year after the acquisition of the securities from us or an affiliate of ours, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one per cent of our then outstanding securities. Non-affiliates of Premier Investments Capital, Inc. who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. Accordingly, the aggregate 75,000 shares of common stock become available for resale under Rule 144 on August 9, 2007. In each instance, the date on which the shares of common stock become available for resale under Rule 144 is a period of one year from the date of purchase of the shares from Premier Investment Capital, Inc. Following the expiration of two years from the date of purchase, these shareholders may sell their securities without regard to volume limitations or other restriction if they are not then affiliates of Premier Investment Capital, Inc. and have not been affiliates for the preceding three months. Sales of these shares of common stock under Rule 144 may have a depressive effect on the market price of our common stock, should a public market develop for the stock. Transfers and resales of the shares of common stock will be subject, in addition to the federal securities laws, to the "Blue Sky" laws of each state in which the transfer or resale occurs.

         Note: Equity investors should be aware that unless Premier Investment Capital, Inc. is able to complete a further public registration or Premier Investment Capital, Inc. is able to be sold for cash or merged with a public company that their investment in Premier Investments Capital, Inc. may be illiquid indefinitely.

         If a secondary trading market develops in our common stock, the common stock is expected to come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1 because the shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as a part of a system of disclosure and regulatory oversight for the operation of the penny stock market. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require additional disclosure, related to the market for penny stocks and for trades in any stock defined as a penny stock. Rule 15g-9 under the Securities Exchange Act of 1934 obligates a broker-dealer to satisfy special sales practice requirements that are described below. Prior to a transaction in a penny stock, the broker-dealer is required to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Additionally, the broker-dealer must provide the investor with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the investors account. For so long as our common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, that develops.


                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

         28. If Premier Investment Capital, Inc. has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

         Not applicable. We have not, since our inception on August 9, 2005, paid dividends, made distributions upon our stock or redeemed any securities.


                    OFFICERS AND KEY PERSONNEL OF THE COMPANY

         29. Chief executive officer:         Title:  President

             Name:    Mr. Douglas M. King     Age:    42

Office Street Address: 2110 Fort Worth Highway, Weatherford, Texas 76086 Telephone No.:(817) 598-1007

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

      Douglas M. King has served as the President and director of Premier Investment Capital, Inc. since the date of our inception on August 9, 2005. Mr. Kings resume is as follows:

                      DOUGLAS M. KING, LL.M. J.D.
                          2110 Fort Worth Hwy
                       Weatherford, Texas 76086
                            (817) 598-1007
                          (208) 693-3007 fax
                           Doug@DMKingPC.com

Passed Texas C.P.A. exam 1989.  Passed the Texas Bar Exam 1996.

            Corporate and Partnership Law:
                  Mergers and Acquisitions
                  Business Fundings and Capital Infusions
                  Public Incorporations
                  Corporate Incubations
                  Business Corporations
                  General and Limited Partnerships
                  Limited Liability Companies and Partnerships
                  Director, Shareholder and Partner Fiduciary Law
                  Corporate and Securities Litigation
                  Not-For-Profit Corporations

            Business Valuations:
                  Public Corporations
                  Private Corporations
                  Research Reports

            Corporate Securities Law:
                  Private Placements
                  Public Incorporations
                  Debt- Public and Private

            Taxation:
                  Corporate Reorganizations, Acquisitions and Mergers Corporate Liquidations and Distributions
                  Partnership Taxation Planning
                  Real Property Taxation Planning
                  Federal Income Taxation Planning
                  Tax Controversies, Litigation and Mediation
                  Affiliated Corporate Taxation Planning
                  Charitable Organizations and Foundations
                  International Taxation Planning
                  Taxation of Health and Welfare Benefits
                  Individual Retirement Account Planning

            Estate Planning:
                  Asset Protection
                  Trusts
                  Family Limited Partnerships
                  Wills
                  Gifts
                  Probate

            International Transaction Law:
                  Mergers and Acquisitions
                  International Enterprise Structuring
                  International Business Fundings and Capital Infusions Debt Equity Swaps

            Arbitration and Mediation (AAA and NASD).



LEGAL EXPERIENCE_____________________________________________________________

Douglas M. King & Associates, Dallas, Texas              July 1997 to Current
President, Legal, valuation and tax services and venture capital

Law, Snakard & Gambill, P.C.,  Fort Worth, Texas    January 1997 to June 1997
Associate, Tax, Estate Planning and Probate Section and M&A Section

Law, Snakard, Gambill & King, L.L.P., Fort Worth, Texas
Associate, Corporate Law, Estate Planning  and Litigation
                                                    May 1995 to December 1996
Legal Intern                                         January 1992 to May 1995


EDUCATION____________________________________________________________________

New York University School of Law, New York, New York
Master of Legal Letters (LL.M.)  in Taxation, 1995

Texas Wesleyan University School of Law, Dallas, Texas
Doctor of Jurisprudence (J.D.),  1994, summa cum laude

Baylor University, Waco, Texas
Bachelor of Business Administration, (B.B.A.) in Accounting and in Computer Information Systems, 1986

BUSINESS EXPERIENCE__________________________________________________________

Premier Capital Management, Inc., Dallas, Texas.                    1999-2000
Stock brokerage, investment banking and venture capital firm.
Co-Purchaser (Didnt close due to undisclosed liabilities)
Attorney and General Counsel.

Gordon & Young, Inc., / Gordon Investment, Inc., Dallas, Texas and Toronto,
    Canada.                                                    1989 to 1992
Valuations and Information Systems Manager
C.P.A. Involved in the acquisition of nationally syndicated real estate Limited partnerships. This included economic analysis and the development of financial debt and tax structures for the acquisition of limited partnerships and their general partnerships totaling hundreds of millions of dollars in assets and the negotiation of acquisition financing through international banks. Assisted in managing attorney work-flow including SEC filings, blue sky requirements, affiliation and sale agreements, and closings. Supervised economic due diligence. Assisted in the purchase of real estate and mortgage notes through bankruptcy proceedings and RTC sales. Participated in the asset management of United States and Canadian multi-family and commercial real state. Affiliated with Canadian Imperial Bank of Commerce.

Coopers & Lybrand (now PriceWaterhouseCoopers, L.L.P.), Dallas, Texas.
Staff Supervisor, Litigation Services and Bankruptcy Group        1986 - 1989
Participated in creditor monitoring of bankrupt companies including Placed Oil, Inc., the Hunt family trusts and Safeway Grocery Stores. Planned and directed, the first ever, large-scale court-ordered micro and mainframe electronic-media document production for International Paper, Inc. (Toward the end of the job, the CEO of IP sent me a note thanking me for turning a disaster into a cake-walk.). Developed a sophisticated, and first of its kind computer database system for a large divorce case to recreate the proper division of joint assets and the proper division of stock and cash in fifty co-mingled accounts over twenty years. Performed conventional document productions and accounting fraud investigations. Reviewed internal accounting controls and performed financial audits.

University of Texas, MBA Program, Austin, Texas.              Summers 1987-89
Lecturer in summer workshops, sponsored by Coopers & Lybrand and as the firms representative, instructed accounting professors from universities around the world (including some of my former accounting professors from Baylor) on the implementation of micro-computers into their accounting curriculums. Through invitations from professors attending the workshops guest lectured on the use of micro-computer database systems in public accounting at various universities including the University of Johannesburg, University of Sydney and UCLA.

Lawyers Trust Co., Fort Worth, Texas.

Vice-President and Trust Officer                                  1984 - 1986
Systems Analyst and Programmer                                    1981 - 1984


AUTHORSHIPS__________________________________________________________________

The New Copernican Revolution                            PublishAmerica, Inc.



HISTORICAL MEMBERSHIPS_______________________________________________________

            State Bar of Texas: Taxation Section
            American Bar Association: Taxation Section
            Texas Society of Certified Public Accountants
            Dallas Chapter Texas Society of Certified Public Accountants




          Also a director of the Company                [X] Yes [  ]

Indicate amount of time to be spent on Premier Investment Capital, Inc. matters if less than full time: Mr. King will spend 20% of his time and effort on corporate business matters.

         30.      Chief operating officer:

         See the response to Item 29. above.

         31.      Chief financial officer:      Title:  Secretary/Treasurer

          See the response to Item 29. above.

Name: Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

         See the response to Item 29. above.

         32.      Other key personnel:  None.




                            DIRECTORS OF THE COMPANY

         33. Number of directors: one. If directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

            Not applicable. Directors are elected annually.

         34. Information concerning outside or other directors (i.e., those not described above):

            Not applicable. We have no outside directors or directors other than Mr. Douglas M. King.

         35.(a) Have any of the officers or directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as Premier Investments Capital, Inc.:

         [X] Yes [..]  Yes, Mr. King worked for Gordon & Young, Inc.

         (b) If any of the officers, directors or other key personnel have ever worked for or managed a company in the same business or industry as Premier Investment Capital, Inc., or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

         Mr. King, our executive officer, director and key employee, has worked for or managed a company in our proposed business of operating a private company at Gordon & Young, Inc. No releases from Gordon & Young, Inc. are necessary since Mr. King had no employment contract with Gordon & Young, Inc.

         (c) If Premier Investment Capital, Inc. has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

         No.  Not applicable.

         (d) If any of Premier Investment Capital, Inc.s key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by Premier Investments Capital, Inc.

         Not applicable.

         (e) If Premier Investments Capital, Inc. has key man life insurance policies on any of its officers, directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to Premier Investment Capital, Inc. and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

         Not applicable. We have no key man life insurance policy on any employee.


         36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against Premier Investment Capital, Inc. or its officers, directors or other key personnel or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.




          Not applicable. No petition under the Bankruptcy Act, or any State insolvency law, has been filed by, or against Premier Investment Capital, Inc., Mr. King, our executive officers, directors and key employees, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Premier Investment Capital, Inc., Mr. King or any partnership in which Mr. King was a general partner at or within the past five years, or any corporation or business association of which Mr. King was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of Premier Investment Capital, Inc.s officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate Premier Investment Capital, Inc. and to make it successful.

          In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


                             PRINCIPAL STOCKHOLDERS


         37. Principal owners of Premier Investment Capital, Inc. (those who beneficially own directly or indirectly 10 percent or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.


         There is one owner of record of ten per cent or more of Premier Investments Capital, Inc. 75,000 outstanding shares of common stock. The following persons, or corporations, are the record owners of ten per cent or more of Premier Investments Capital, Inc.s outstanding shares of fully diluted stock.

              Valuation Capital Consultants, Inc.    100% common shares
              $2.00/share      $150,000/investment
              No preferred shares or convertible notes

         * Based upon 75,000 shares of our common stock issued and outstanding as of the date of this registration.

         38. Number of shares beneficially owned by officers and directors as a group:

Before registration:   75,000 shares of common stock (100% of total
                       outstanding)
After registration:    The same   75,000 common shares.

(Assume all options exercised and all convertible securities converted.)




             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

         39.(a) If any of the officers, directors, key personnel or principal stockholders are related by blood or marriage, please describe.

         Not Applicable.

         (b) If Premier Investment Capital, Inc. has made loans to or is doing business with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or companies to or from Premier Investment Capital, Inc., employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

         We have a verbal arrangement with Mr. Douglas M. King to use space for our offices at his office located at 2110 Fort Worth Highway, Weatherford, Texas 76086, free of charge until we start generating revenue from operations, if ever. Mr. King has provided us with these facilities rent-free since the date of our organization on August 9, 2005.

         Except as described above, we have not made loans to, or done Business with, either Mr. King, or any of his relatives, (or any entity controlled directly or indirectly by Mr. King) since our inception on August 9, 2005, and have no plans to do so in the future.

         (c)If any of Premier Investments Capital, Inc.s officers, directors, key personnel or 20% stockholders has guaranteed or co-signed any of Premier Investment Capital, Inc.s bank debt or other obligations, including any indebtedness to be retired from the proceeds of this registration, explain and state the amounts involved.

         Not applicable. We have no bank debt or other guaranteed obligations.

         40.(a) List all remuneration by Premier Investment Capital, Inc. to officers, directors and key personnel for the last fiscal year:

         None.

         (b) If remuneration is expected to change or has been unpaid in prior years, explain:

         We do not intend to pay Mr. Douglas M. King, our executive officer, director and key employee, a salary or compensate him with other remuneration until we start generating revenue from operations, if ever. Accordingly, remuneration is not expected to change for the foreseeable future.

         (c) If any employment agreements exist or are contemplated, describe:

         Not applicable.  No employment agreements exist or are contemplated.

         41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:
         -0- shares (-0-)

         Total shares to be outstanding after the completion of the registration if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

         Not applicable. We have no stock purchase agreements, stock options, warrants or other convertible securities or rights outstanding.

         (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase
agreements, options or warrants:       -0- shares.

         Not applicable. We have no existing stock purchase, option or similar plans.

         (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

         Shareholders of Premier Investment Capital, Inc. are not required to approve future stock purchase agreements, stock options, warrants or rights.

         42. If the business is highly dependent on the companys certain key personnel, describe any arrangements to assure that these persons will remain with Premier Investments Capital, Inc. and not compete upon any termination:

         There are no arrangements to assure that Mr. King will remain with us and not compete upon any termination.

         Note: After reviewing the above, potential investors should Consider whether or not the compensation to management and other key personnel, directly or indirectly, is reasonable in view of the present stage of Premier Investments Capital, Inc.s development.



                                   LITIGATION

         43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon Premier Investment Capital, Inc.s investments business, financial condition, or operations, including any litigation or action involving Premier Investments Capital, Inc.s officers, directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible of the merits of the proceedings or litigation and the potential impact on Premier Investments Capital, Inc.s business, financial condition, or operations.

         There is no past, pending or threatened litigation or administrative action, including any litigation or action involving Mr. Douglas M. King, our executive officer, director and key employee, that has had, or may have, a material effect upon our business, financial condition or operations.



                               FEDERAL TAX ASPECTS

         44.If Premier Investment Capital, Inc. is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this registration, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

         Not applicable. In the opinion of Douglas M. King, because we are a "C" corporation under the Internal Revenue Code of 1986 and no such operating tax benefits or detriments exist to the shareholders. The only tax benefit or detriment to shareholders may occur if the corporation is sold, dissolves or files for bankruptcy. If any of these three events occur, the shareholders must recognize a taxable gain, or loss, depending on the difference between the purchase basis of their shares and selling price of their shares. We have not consulted with another tax advisor since Mr. King is a tax expert himself as is noted in detail in Mr. Kings resume, above.

Name of tax advisor:       not applicable
Address:                   not applicable
Telephone no.:             not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.


                              MISCELLANEOUS FACTORS

         45. Describe any other material factors, either adverse or favorable, that will or could affect Premier Investment Capital, Inc., or its business, (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Registration not misleading or incomplete.

         Not applicable.


                              FINANCIAL STATEMENTS

         46. The unaudited Financial Statements of Premier Investments Capital, Inc.s commence on schedule F-1 hereof in response in Part to the financial requirements of this registration section of Form 10-SB. Mr. King is an auditing expert and in his professional opinion the Financial Statements attached are in compliance with FASB and SEC rules.


        MANAGEMENTS DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

         47. If Premier Investment Capital, Inc.s financial statements show losses from operations, explain the causes underlying these losses and what steps Premier Investments Capital, Inc. has taken or is taking to address these causes.

         We have incurred no net loss during the period from our inception


(August 9, 2005) through December 31, 2005.

         48. Describe any trends in Premier Investment Capital, Inc.s historical operating results. Indicate any changes now occurring in the underlying economics of the industry of Premier Investment Capital, Inc.s business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon Premier Investment Capital, Inc.s results of operations within the next 12 months And, give a rough estimate of the probable extent of the impact, if possible.

         We only commenced operations in August 2005 and, as of the date of this registration, we have no investors for our proposed investment company. Accordingly, we believe that we have been operational for a length of time inadequate for us to discern any significant trends in our historical operating results. However, in the next twelve months, we intend to increase our costs and expenses substantially as we pursue our initial program; pay management salaries and/or contract labor; increase our sales and marketing activities; purchase equipment; increase our general and administrative functions to support our growing operations; and complete and further develop our investment business. The revenue that we expect to generate from investors for our proposed company may not be sufficient to offset these costs and expenses and enable us to operate profitably. Further, our efforts to grow our business may be more expensive than we currently anticipate or these efforts may not result in proportional increases in our revenues. Accordingly, the benefit to us from increased investment revenues may be negated by the expected significant increases in our costs and expenses. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase.

         49. If Premier Investment Capital, Inc. sells a product or products and had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: n/a%. What is the anticipated gross margin for next year of operations? Approximately n/a%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

         We are engaged in the business of future operations dependent on capital raised. Accordingly, we do not sell a product(s) and anticipate no gross margins from sales of products.

         50. Foreign sales as a per cent of total sales for last fiscal year: not applicable.
              Domestic government sales as a per cent of total domestic sales for last fiscal year: not applicable.
        Explain the nature of these sales, including any anticipated changes:

         We do not anticipate that Premier Investment Capital, Inc. will consummate any foreign or government sales.








                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10-SB and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Weatherford, State of Texas, on December 31, 2005.

                                         PREMIER INVESTMENTS CAPITAL, INC.
                                                  (Registrant)



                                           By: Douglas M. King
                                           ------------------------------
                                           Douglas M. King, President
                                          (Principal Executive Officer)


In accordance with the requirements of the Securities Act of 1934, this registration statement was signed by the following person in the capacities and on the dates stated.



Date:  December 31, 2005                      Douglas M. King
                                              ---------------------------
                                              Douglas M. King, Treasurer,



Date:  December 31, 2005                      Douglas M. King
                                              ---------------------------
                                              Douglas M. King, Secretary,
                                              Treasurer and Director
                                              (Principal Financial
                                              and Accounting Officer)









                        PREMIER INVESTMENTS CAPITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                          AUGUST 9, 2005 (INCEPTION) TO
                                DECEMBER 31, 2005



                         INDEX TO FINANCIAL STATEMENTS

                                                    Page (s)
                                                    ------------

Balance Sheet......................................  F-1

Statement of Operations............................  F-2

Statement of Cash Flows          ..................  F-3

Notes to Financial Statements......................  F-4

                        PREMIER INVESTMENTS CAPITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 2005

                                     Assets

        Current Assets
Cash                                                              $0.00

Prepaid Assets                                                  $450.00
                                                            -----------
        Total Assets                                            $450.00
                                                            ===========


                      Liabilities and Stockholders Equity

        Liabilities
Debt                                                              $0.00
                                                            -----------
        Total Liabilities                                         $0.00


        Stockholders Equity
Common Stock                                                       $450
                                                            -----------
        Total Stockholders Equity                                 $450
                                                            -----------

        Total Liabilities and Stockholders Equity                 $450
                                                            ===========


        See accompanying summary of accounting policies and notes to the financial statements

                         PREMIER INVESTMENTS CAPITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
          FOR THE PERIOD AUGUST 9, 2005 (INCEPTION) TO DECEMBER 31, 2005


        Operating Expenses:
General and administrative
      Total operating expenses                                       $100.00
      Total Legal and Accounting Fees                            $149,900.00
                                                                 -----------

      Net income (loss) accumulated during development stage   ($150,000.00)
                                                                 ===========

      Net (loss) per common share
           Basic and dilutive                                        $(2.00)
                                                                ============

      Basic and dilutive weighted average number of common
           shares outstanding                                         75,000

                                                                ============



            See accompanying summary of accounting policies and notes to the financial statements

                         PREMIER INVESTMENTS CAPITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
          FOR THE PERIOD AUGUST 9, 2005 (INCEPTION) TO DECEMBER 31, 2005

Cash flows from operating activities:

     Net Income (loss)                                          ($150,000.00)

     Adjustments to reconcile net (loss) to cash
         provided (used) by operating activities:
         Contribution of companies by stockholders                     $0.00
                                                                 -----------

            Net cash (used) by operating activities             ($150,000.00)

Cash flows from financing activities:

         Proceeds from the issuance of preferred stock                 $0.00
         Proceeds from the issuance of common stock              $150,000.00
                                                                 -----------

            Net cash provided by financing activities            $150,000.00
                                                                 -----------
Net increase in cash                                                   $0.00

Cash, beginning of period                                              $0.00
                                                                 -----------

Cash, end of period                                                   $ 0.00
                                                                 ===========

                See accompanying summary of accounting policies
                      and notes to the financial statements

                        PREMIER INVESTMENTS CAPITAL, INC.

                         (A Development Stage Company)
                         Notes to Financial Statements

Note 1  -   Nature of Business and Summary of Significant Accounting Policies

            Nature of Business and Organization

Premier Investments Capital, Inc., (the "Company") was organized on August 9, 2005 (inception) as a corporation. The Company was formed as an initial company to find profitable investments. Since inception, the Company has been in the development stage and its activities have consisted of organizing the Company, developing its business plan and continued initial.

The Company has been dependent on the continued financial support of its founders and other investors through the raising of capital from the sale of common stock. The Company must obtain additional financing or equity capital in order to continue to develop and implement its business plan and objectives. If financing or equity capital is not received, the continuing operations of the Company may be limited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents. Cash and cash equivalents are carried at cost, which approximates market, plus accrued interest.

Fair value of financial instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts. Generally, the carrying value of the Companys financial instruments approximates fair value, the most significant of which at December 31, 2005 is pre-paid assets.

Concentration of Credit Risk and Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of significant concentrations of credit risk regardless of the degree of such risk. Financial instruments with significant credit risk include cash. The Company transacts its business with one financial institution. The amount on deposit in the financial institution does not exceed the $100,000 federally insured limit at December 31, 2005.

Organization Costs

The Company accounts for organization costs under the provisions of Statement of Position 98-5, "Reporting on the Costs of Start-Up
Activities" which requires that all organization costs be expensed as incurred.

Capital Structure

The Company utilizes Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure", which requires companies to disclose all relevant information regarding their capital structure.

Loss Per Common Share

Statement of Financial Accounting Standards No. 128, "Earnings Per Share," requires two presentations of earnings per share - "basic" and "diluted." Basic income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share is computed using the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares consisting of common stock options and warrants and contingently issuable shares of common stock. Potential common shares outstanding are calculated using the treasury stock method. There are no stock options, warrants or contingently issuable shares of common stock outstanding at December 31, 2005.

In the case of a net income (loss), the dilutive calculation is equivalent to the basic earnings per share since including additional potential shares outstanding would be anti-dilutive. Additionally, the Company believes that it has issued all shares to date for nominal consideration and has, accordingly, included all shares as if outstanding in the calculation of basic and dilutive earnings per share since inception of the Company.

Income Taxes

The Company accounts for deferred income taxes in accordance with the liability method as required by Statement of Financial Accounting Standards ("SFAS") No.109, "Accounting for Income Taxes." Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at the end of each period, based on enacted laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets and liabilities. Any liability for actual taxes to taxing authorities is recorded as income tax liability.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the presentation and disclosure of all changes in equity from non-owner sources as "Comprehensive Income". The Company had no items of comprehensive income in the period from the date of inception through December 31, 2005.

Disclosure about Segments of an Enterprise and Related Information

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS
131") replaces the industry segment approach under previously issued pronouncements with the management approach. The management approach
designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Companys reportable segments. SFAS 131 also requires disclosures about products and companies, geographic areas and major investors. At present, the Company only operates in one segment. As of December 31, 2005, the Company has not yet incurred any development costs.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of".

The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The adoption of SFAS No. 144 is not expected to have a material effect on the Companys financial position, results of operations, or cash flows.

Note 2  - Stockholders Equity

Since inception, the Company has issued no shares of preferred stock. Each share of common stock is entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if, declared by the Board of Directors from funds legally available therefore. Each shareholder of common stock is entitled to one vote per share with respect to all matters that are required by law to be submitted by to shareholders. Since the Companys inception, the President and the Secretary of the Company and other at-will employees for legal and accounting fees have contributed companies valued at $150,000. All are stockholders of the company. The costs were expensed as compensation and included as general and administrative costs on the statement of operations.

Note 3 -  Income Taxes

There is no current income tax expense for the period from August 9, 2005 (Inception) to December 31, 2005 due to net income (losses)from operations incurred by the Company.

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. Deferred income tax assets are recorded to reflect the tax consequences in future years of income tax carry-forward benefits, reduced by benefit amounts not expected to be realized by the Company.

The net deferred tax asset is comprised of the following at December
31, 2005:

Net operating income (loss) benefit carry forward   ($150,000)
Valuation allowance for deferred tax assets                $0
                                                    ---------
     Net deferred tax asset                         ($150,000)


Item 24. Indemnification of Directors and Officers.

Sections 78.7502 and 78.751 of the Nevada Revised Statutes provide for the indemnification of the officers, directors and controlling persons of a corporation as follows:

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was, or is, a party, or is threatened to be made a party, to any threatened, pending, or completed, action or suit by, or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is, or was, a director, officer, employee or agent of the corporation, or is, or was, serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed, to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought, or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for SUCH expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

         1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court, or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

         (a) By the stockholders;

         (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

         (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

         (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

        2. The articles of incorporation, the bylaws, or an agreement made by the corporation, may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director, or officer, to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

        3. The indemnification and advancement of expenses authorized in, or ordered by a court, pursuant to this section:


         (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court, pursuant to NRS 78.7502, or for the advancement of expenses made pursuant to subsection 2, may not be made to, or on behalf of any director or officer, if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

         (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.


Item 2.  Other Expenses of Issuance and Distribution.

The following is an itemized statement of the expenses incurred in connection with this registration statement and the issuance and distribution of the shares of common stock being registered under this registration statement. All such expenses will be paid by Premier Investments Capital, Inc.

Legal fees and expenses..........................................  $75,000
Accounting fees and expenses.....................................  $74,900
Blue sky fees and expenses.......................................        0
Transfer agent fees and expenses.................................     $100
Printing, electronic filing and engraving expenses...............        0
Miscellaneous expenses...........................................        0
                                                                  --------

TOTAL............................................................ $150,000

All of the above items are estimates.


Item 3.  Undertakings.

         (a) The undersigned small business corporation will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

             (i) Include any registration required by section 10(a)(3) of the Securities Act;

             (ii) Reflect in the registration any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities registered (if the total dollar value of securities registered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum registration range may be reflected in the form of the registration filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate registration price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) Include any additional or changed material information on the plan of business and or registration.

          (2) For determining liability under the Securities Act treat each post-effective amendment as a new registration statement of the securities registered, and the registration of the securities at that time to be the initial bona fide registration.

          (3) File a posteffective amendment to remove from registration any of the securities that remain unsold at the end of the registration.

         (b) Insofar as indemnification for liabilities arising under the

Securities Act may be permitted to directors, officers and controlling persons of the small business corporation, pursuant to the foregoing provisions, or otherwise, the small business corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business corporation of expenses incurred or paid by a director, officer or controlling person of the small business corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business corporation will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Item 4.  Unregistered Securities Issued or Sold Within One Year.

         (1) Since August 9, 2005, the date of our inception, we have sold securities in transactions summarized in the following subsections (1) and
(2).

         (1) With respect to the sales described above we relied upon Section 4(2) of the Securities Act of 1933 for transactions by a corporation not involving any public registration, as an exemption from the registration requirements of Section 5 of the Securities Act of 1933. Premier Investments Capital, Inc., had access to information enabling them to evaluate the merits and risks of the transaction on the date of sale and had the capacity to protect their own interests in connection with the transaction. Each investor represented in writing that it acquired the securities for investment for its own account and not with a view to distribution. Stop transfer instructions have been issued to our transfer agent with respect to the security, and the transfer agent has been instructed to issue the certificates representing the securities bearing a restrictive investment legend. Each purchaser signed a written agreement stating that the securities will not be sold except by registration under the Securities Act of 1933 or pursuant to an exemption therefrom.

         (2) During the period from August 9 through December 31, 2005, we issued and sold an aggregate of 75,000 shares of common stock to a total of one corporation for services consideration totaling $150,000, as follows:

Valuation Capital Consultants, Inc.   8/9/2005 $150,000  75,000 common shares


With respect to these sales, we relied upon the exemption from registration with the U.S. Securities and Exchange Commission provided under Section 3(b) of the Securities Act of 1933, and Rule 504 of Regulation D promulgated thereunder, and Section 11-51-308(1)(p) of the Nevada Securities Act. No underwriter was employed in connection with the registration and sale of the shares. The facts relied upon by us to make the Federal exemption available include, among others, the following:

1) The aggregate registration price for the registration of the shares of common stock did not exceed $1,000,000, less the aggregate registration price for all securities sold within the twelve months before the start of and during the registration in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Securities Act of 1933;

2) No general solicitation or advertising was conducted by Premier Capital Investments, Inc. in connection with the registration of any of the shares; and

3) The fact that we have not been since our inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934; (b) an "investment company" within the meaning of the Investment Company Act of 1940; or (c) a development stage company that either has no specific business plan or purpose or has indicated that our business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.



Item 5. Index to Exhibits

         (a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

         (b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 6. Below.

         (c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 10-SB.

         (d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.


Item 6. Description of Exhibits


         The following Exhibits are filed as part of this Registration Statement on Form SB-1.


Item
Number                            Description

(2.1)        Articles of Incorporation of Premier Investment Capital,
Inc., filed August 9, 2005.

(2.2)        Bylaws of PREMIER INVESTMENTS CAPITAL, INC.

(10)(a)*     Consent of Douglas M. King & Associates (included in Exhibit
11) hereto).

(11)*        Opinion and Consent of Douglas M. King & Associates.


         * Filed herewith.






                                   SIGNATURES

         In accordance with the requirements of the Securities Act of

1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10-SB and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Weatherford, State of Texas, on December 31, 2005.

                                         PREMIER INVESTMENTS CAPITAL, INC.
                                                  (Registrant)



                                              By: Douglas M. King
                                            ------------------------------
                                              Douglas M. King, President
                                             (Principal Executive Officer)


In accordance with the requirements of the Securities Act of 1934, this registration statement was signed by the following person in the capacities and on the dates stated.



Date:  December 31, 2005                       Douglas M. King
                                        ----------------------------------
                                               Douglas M. King, Treasurer,



Date:  December 31, 2005                      Douglas M. King
                                        ----------------------------------
                                              Douglas M. King, Secretary,
                                              Treasurer and Director
                                              (Principal Financial
                                              and Accounting Officer)





                                  EXHIBIT INDEX

         The following Exhibits are filed as part of this Registration Statement on Form 10-SB.

   Item
  Number                                 Description
  ------                                 -----------

(2.1) Articles of Incorporation of Premier Investment Capital, Inc., filed August 9, 2005.

(2.2)        Bylaws of PREMIER INVESTMENTS CAPITAL, INC.

(10)(a)*     Consent of Douglas M. King & Associates (included in Exhibit
             (11) hereto).

(11)*        Opinion and Consent of Douglas M. King & Associates.




                                 EXHIBIT 2.1

                           ARTICLES OF INCORPORATION
                       PREMIER INVESTMENTS CAPITAL, INC.

                                 ARTICLE ONE
      The name of the corporation is PREMIER INVESTMENTS CAPITAL, INC.

                                 ARTICLE TWO
      The period of its duration is perpetual.

                                 ARTICLE THREE
      The purpose for which the corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the Nevada Revised Statutes.

                                 ARTICLE FOUR
      The aggregate number of shares which the corporation shall have the authority to issue is seventy five thousand (75,000) shares at no par value. Each share of stock shall have identical rights and privileges in every respect.

                                 ARTICLE FIVE
      The corporation will not commence business until it has received for the issuance of its shares consideration of the value of One Thousand and No/100 ($150,000.00) Dollars, consisting of money, labor done and property actually received.

                                 ARTICLE SIX
      The street address of its initial registered office is Corporate Advisory Services, Inc., 251 Jeanell Drive, Suite 3, Carson City, Nevada 89703, and the name of its initial registered agent at such address is Corporate Advisory Services, Inc.

                                 ARTICLE SEVEN
      The number of directors constituting the initial Board of Directors is one (1), the name and address of the person who is to serve as director until the first annual meeting of the shareholders or until a successor is elected and qualified is:

                Douglas M. King
                2110 Fort Worth Highway
                Weatherford, Texas 76086

                                 ARTICLE EIGHT
      The name and address of the incorporator is:

                Douglas M. King
                Douglas M. King & Associates
                2110 Fort Worth Highway
                Weatherford, Texas 76086

Signed on: August 2, 2005.

Douglas M. King
______________________________
Douglas M. King


                                  EXHIBIT 2.2

                                    BY-LAWS

                                      OF

                       PREMIER INVESTMENTS CAPITAL, INC.

      ARTICLE I - OFFICES

1.    REGISTERED OFFICE AND AGENT

      The registered office of the corporation shall be maintained at 251 Jeanell Drive, Suite 3, Carson City, Nevada, 89703. The name of the registered agent of the corporation at such address is Corporate Advisory Services, Inc. The registered office or the registered agent, or both, may be changed by resolution of the Board of Directors, upon filing the statement required by law.

2.    PRINCIPAL OFFICE

      The principal office of the corporation shall be at 2110 Fort Worth Highway, Weatherford, Texas 76086, provided that the Board of Directors shall have power to change the location of the principal office in its discretion.


3.    OTHER OFFICE

      The corporation may also have other offices at such places, within or without the State of Nevada, where the corporation is qualified to do business as the Board of Directors may from time to time designate, or as the business of the corporation may require.

      ARTICLE II - SHAREHOLDERS

1.    PLACE OF MEETING

      All meetings of shareholders, both regular and special, shall be held either at the registered office of the corporation in Nevada or at such other places, either within or without the state, as shall be designated in the notice of the meeting.

2.     ANNUAL MEETING

      The annual meeting of shareholders for the election of directors and for the transaction of all other business which may come before the meeting shall be held prior to the end of each fiscal year at the time and place set by the directors.

      If the election of directors shall not be held at the annual meeting of shareholders, the Board of Directors shall cause the election to be held as soon thereafter as convenient. The election may be at a special meeting of the shareholders called for the purpose of holding such election.

      The annual meeting of shareholders may be held for any other purpose in addition to the election of directors which may be specified in a notice of such meeting. The meeting may be called by resolution of the board of directors or by a writing filed with the secretary signed either by a majority of the directors or by shareholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote at any such meeting.


3.    NOTICE OF SHAREHOLDERS MEETING

      Notice of all meetings of shareholders shall be given in writing to shareholders entitled to vote by the President or Secretary or by the officer or person calling the meeting, or, in case of his neglect or refusal, or if there is no person charged with the duty of giving notice, by any Director or shareholder. The notice shall be given to each shareholder, either personally or by prepaid mail, addressed to the shareholder at his address appearing on the transfer books of the corporation.

      Notice of any meeting of shareholders shall be sent to each shareholder entitled thereto not less than ten (10) nor more than fifty (50) days before the meeting, except in the case of a meeting for the purpose of approving a merger or consolidation agreement, in which case the notice must be given not less than twenty (20) days prior to the date of the meeting.

      Notice of any meeting of shareholders shall specify the place, date, and hour of the meeting. The notice shall also specify the purpose of the meeting if it is a special meeting, or if its purpose, or one of its purposes, will be to consider a proposed amendment of the articles of incorporation, to consider a proposed reduction of stated capital without amendment, to consider a proposed merger or consolidation, to consider a voluntary dissolution or the revocation of a voluntary dissolution by act of the corporation, or to consider proposed disposition of all, or substantially all, of the assets of the corporation outside of the ordinary course of business.

      When a shareholders meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for less than thirty (30) days, it is not necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

      Subject to the notice provisions required by these bylaws and by the Business Corporation Act, shareholders may participate in and hold a meeting by means of conference telephone or similar communications equipment by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

      Any notice required by law or by these bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the time stated in the notice.

4.    SPECIAL SHAREHOLDERS MEETINGS

      Special meetings of the shareholders, for any purpose whatsoever, may be called at any time by any of the following: (a) the President; (b) the Board of Directors; (c) one or more shareholders holding not less than one tenth of all the shares entitled to vote at the meetings; and (d) the Executive Committee.

      Any person or persons entitled hereunder to call a special meeting of shareholders may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten days from the date of its receipt cause notice of the meeting to be given in the manner provided by these Bylaws to all shareholders entitled to vote at the meeting. If the officer does not give notice of the meeting within ten days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of meeting and give the notice in the manner provided in these Bylaws. Nothing contained in this section shall be construed as limiting, fixing, or affecting the time or date when a meeting of shareholders called by action of the Board of Directors may be held.

5.    VOTING OF SHARES

      Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation or by law.

      Treasury shares, shares of its own stock owned by another corporation the majority of the voting stock of which is owned or controlled by this corporation, and shares of its own stock held by this corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

      A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney in-fact. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable, and in no event shall it remain irrevocable for a period of more than eleven (11) months.

      At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote, or unless prohibited by the articles of incorporation, to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes on the same principal among any number of such candidates. Any shareholder who intends to cumulate his votes as herein authorized shall give written notice of such intention to the Secretary of the corporation on or before the day preceding the election at which such shareholder intends to cumulate his votes. If any shareholder gives written notice as provided above, all shareholders may cumulate their vote.

6.    QUORUM OF SHAREHOLDERS

      Unless otherwise provided in the articles of incorporation, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, but in no event shall a quorum consist of the holders of less then one-third (1/3) of the shares entitled to vote and thus represented at such meeting. The vote of the holders of a majority of the shares entitled to vote and thus represented at a meeting at which a quorum is present shall be the act of the shareholders meeting, unless the vote of a greater number is required by law, the Articles of Incorporation or the By-Laws.

7.    CLOSING TRANSFER BOOKS AND FIXING RECORD DATE

      For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the share transfer books shall be closed for a stated period not exceeding fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the by-laws or in the absence of an applicable by-law the board of directors, may fix in advance a date as the record date for any such determination of shareholders, not later than fifty (50) days and, in case of a meeting of shareholders, not earlier than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of share transfer books and the stated period of closing has expired.

8.    VOTING LISTS

      The officer or agent having charge of the share transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection by any shareholder during the whole time of the meeting. The original share transfer books shall be prima-facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders. However failure to prepare and make the list available in the manner provided above shall not effect the validity of any action taken at the meeting.


      ARTICLE III - DIRECTORS

1.    BOARD OF DIRECTORS

      The business and affairs of the corporation and all corporate powers shall be exercised by or under authority of the Board of Directors.
Directors need not be residents of the State of Nevada or shareholders in the corporation. Directors when used in relation to any power or duty requiring collective action means "Board of Directors".

2.    NUMBER AND ELECTION OF DIRECTORS

      The number of directors shall be one (1)provided that the number may be increased or decreased from time to time by an amendment to these bylaws, but no decrease shall have the effect of shortening the term of any incumbent director. At each annual election the shareholders shall elect directors to hold office until the next succeeding annual meeting.

      The entire Board of Directors or any individual Director may be removed from office by a vote of shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the articles, the provisions of this paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

3.    VACANCIES

      Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of the remaining directors, though less than a quorum of the board. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filed by reason of an increase in the number of directors shall be filled by election at the annual meeting or at a special meeting of shareholders called for that purpose. A reduction of the authorized number of Directors shall not remove any Director prior to the expiration of that Directors term of office.

4.    ANNUAL MEETING OF DIRECTORS

      Within thirty days after each annual meeting of shareholders, the Board of Directors elected at such meeting shall hold an annual meeting at which they shall elect officers and transact such other business as shall come before the meeting.

5.    REGULAR MEETING OF DIRECTORS

      A regular meeting of the Board of Directors may be held at such time as shall be determined from time to time by resolution of the Board of Directors.

6.    SPECIAL MEETINGS OF DIRECTORS

      The Secretary shall call a special meeting of the Board of Directors whenever requested to do so by the President or by two directors. Such special meeting shall be held at the time specified in the notice of meeting.

7.    PLACE OF DIRECTORS MEETINGS

      All meetings of the Board of Directors (annual, regular or special) shall be held either at the principal office of the corporation or at such other place, either within or without the State of Nevada, as shall be specified in the notice of meeting.

8.    NOTICE OF DIRECTORS MEETINGS

      All meetings of the Board of Directors (annual, regular or special) shall be held upon five (5) days written notice stating the date, place and hour of meeting delivered to each director either personally or by mail or at the direction of the president or the Secretary or the officer or person calling the meeting.

     In any case where all of the directors execute a waiver of notice of the time and place of meeting, no notice thereof shall be required, and any such meeting (whether annual, regular or special) shall be held at the time and at the place (either within or without the State of Nevada) specified in the waiver of notice. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where the directors attend a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

     Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

9.    QUORUM OF DIRECTORS

      A majority of the board of directors shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

10.   COMPENSATION

      Directors, as such, shall not receive any stated salary for their services, but by resolution of the board of directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each annual, regular or special meeting of the board, provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

11.   TELEPHONE MEETINGS

      Subject to the provisions for notice required by these Bylaws and the Business Corporation Act for notice of meetings, Directors may participate in and hold a meeting by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other. Participation in the meeting shall constitute presence in person at the meeting, except when a person participates in the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

12.   EXECUTIVE COMMITTEE

      The board of Directors may at any time appoint from among its members an executive committee and one or more other committees, each of which so appointed shall have such power and authority to conduct the business and affairs of the corporation as is vested by law, the articles of incorporation, and these bylaws in the Board of Directors as a whole, except that it may not take any action that is specifically prohibited to the Board of Directors by statute or that is specifically required by statute to be taken by the entire Board of Directors. Members of the executive committee shall receive such compensation as the Board of Directors may from time to time provide. Each Director shall be deemed to have assented to any action of the executive committee unless he shall, within seven (7) days after receiving actual or constructive notice of such action, deliver his written dissent thereto to the secretary of the corporation. Members of the executive committee shall serve at the pleasure of the Board of Directors.

      The Board of Directors, by an affirmative vote of a majority of the members constituting the Board of Directors, may appoint other committees which shall have and may exercise such powers as shall be conferred or authorized by resolution of the Board. A majority of any such committee may determine its action and fix the time and place of its meetings unless the Board of Directors shall otherwise provide. The Board of Directors, by such affirmative vote, shall have power at any time to change the powers and members of any such committees, to fill vacancies, and to dispose of any such committee.


      ARTICLE IV - OFFICERS

1.    OFFICERS ELECTION

      The officers of the corporation shall consist of a President, one or more Vice-Presidents, a Secretary, and a Treasurer. All such officers shall be elected at the annual meeting of the Board of Directors provided for in
Article III, Section 4. If any office is not filled at such annual meeting, it may be filled at any subsequent regular or special meeting of the board. The Board of Directors at such annual meeting, or at any subsequent regular or special meeting may also elect or appoint such other officers and assistant officers and agents as may be deemed necessary. One person may hold two or more offices.

     All officers and assistant officers shall be elected to serve until the next annual meeting of directors (following the next annual meeting of shareholders) or until their successors are elected; provided, that any officer or assistant officer elected or appointed by the Board of Directors may be removed with or without cause at any regular or special meeting of the board whenever in the judgment of the Board of Directors the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any agent appointed shall serve for such term, not longer than the next annual meeting of the board of directors, as shall be specified, subject to like right of removal by the board of directors.


2.    VACANCIES

      If any office becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

3.    POWERS OF OFFICERS

      Each officer shall have, subject to these by-laws, in addition to the duties and powers specifically set forth herein, such powers and duties as are commonly incident to that office and such duties and powers as the Board of Directors shall from time to time designate. All officers shall perform their duties subject to the directions and under the supervision of the Board of Directors. The President may secure the fidelity of any and all officers by bond or otherwise.

4.    PRESIDENT

      The President shall be the chief executive officer of the corporation and shall preside at all meetings of all directors and shareholders. Such officer shall see that all orders and resolutions of the board are carried out, subject however, to the right of the directors to delegate specific powers, except such as may be by statute exclusively conferred on the President, to any other officers of the corporation.

      The President or any Vice-President shall execute bonds, mortgages and other instruments requiring a seal, in the name of the corporation. When authorized by the board, the President or any Vice-President may affix the seal to any instrument requiring the same, and the seal when so affixed shall; be attested by the signature of either the Secretary or an Assistant Secretary. The President or any Vice-President shall sign certificates of stock.

      The President shall be ex-officio a member of all standing committees.

      The President shall submit a report of the operations of the corporation for the year to the directors at their meeting next preceding the annual meeting of the shareholders and to the shareholders at their annual meeting.

5.    VICE-PRESIDENTS

      The Vice-President, or Vice-Presidents in order of their rank as fixed by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the president, and they shall perform such other duties as the Board of Directors shall prescribe.

6.    THE SECRETARY AND ASSISTANT SECRETARIES

      The Secretary shall attend all meetings of the board and all meetings of the shareholders and shall record all votes and the minutes of all proceedings and shall perform like duties for the standing committees when required. The secretary shall give or cause to be given notice of all meetings of the shareholders and all meetings of the Board of Directors and shall perform such other duties as may be prescribed by the Board of Directors. The Secretary shall keep in safe custody the seal of the corporation, and when authorized by the board, affix the same to any instrument requiring it, and when so affixed, it shall be attested by the Secretarys signature or by the signature of an Assistant Secretary.

      The Assistant Secretary shall in order of their rank as fixed by the Board of Directors, in the absence or disability of the secretary, perform the duties and exercise the powers of the Secretary, and they shall perform such other duties as the Board of Directors shall prescribe.

       In the absence of the Secretary or an Assistant Secretary, the minutes of all meetings of the board and shareholders shall be recorded by such person as shall be designated by the President or by the Board of Directors.

7.    THE TREASURER AND ASSISTANT TREASURERS

      The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

      The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements. The Treasurer shall keep and maintain the corporations books of account and shall render to the President and directors an account of all of his transactions as Treasurer and of the financial condition of the corporation and exhibit the books, records and accounts to the President or directors at any time. The Treasurer shall disburse funds for capital expenditures as authorized by the Board of Directors and in accordance with the orders of the President, and present to the President for his attention any requests for disbursing funds if in the judgment of the Treasurer any such request is not properly authorized. The Treasurer shall perform such other duties as may be directed by the Board of Directors or by the President.

      If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board for the faithful performance of the duties of the office and for the restoration to the corporation, in case of death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the incumbents possession or under the incumbents control belonging to the corporation.

      The Assistant Treasurers in the order of their seniority shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and they shall perform such other duties as the Board of Directors shall prescribe.

8.    RESIDENT AGENT

      The Resident Agent shall be in charge of the Corporations registered office in the State of Nevada, upon whom process against the Corporation may be served and shall perform all duties required of him by statute.


ARTICLE V - SHARES:  STOCK CERTIFICATES, ISSUANCE, TRANSFER, ETC.

1.    CERTIFICATES OF STOCK

      The certificates for shares of stock of the corporation shall be numbered and shall be entered in the corporation as they are issued. They shall exhibit the holders name and number of shares and shall be signed by the President or a Vice-President and the Secretary and shall be sealed with the seal of the corporation or a facsimile thereof. If the corporation has a transfer agent or a registrar, other than the corporation itself of an employee of the corporation, the signatures of any such officer may be facsimile. In case any officer or officers who shall have signed or whose facsimile signature or signatures shall have been used on any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before said certificate or certificates shall have been issued, such certificate may nevertheless be issued by the corporation with the same effect as though the person or persons who signed such certificates or whose facsimile signature or signatures shall have been used thereon had been such officer or officers at the date of its issuance. Certificates shall be in such form as shall in conformity to law be prescribed from time to time by the Board of Directors.

      The Board of Directors may appoint from time to time transfer agents And registrars, who shall perform their duties under the supervision of the Secretary.

      Neither shares nor certificates representing shares may be issued by The corporation until the full account of the consideration has been paid. When the consideration has been paid to the corporation, the shares shall be Deemed to have been issued and the certificate representing the shares shall Be issued to the shareholder.

2.    TRANSFERS OF SHARES

      Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

3.    REGISTERED SHAREHOLDERS

      The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by law.

4.    LOST CERTIFICATE

      The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost. When authorizing such issue of a new certificate or certificates the Board of Directors in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost or destroyed certificate or certificates or his legal representative to advertise the same in such manner as it shall require or to give the corporation a bond with surety and inform satisfactory to the corporation (which bond shall also name the corporations transfer agents and registrars, if any, as obligees) in such sum as it may direct as indemnity against any claim that may be made against the corporation or other obligees with respect to the certificate alleged to have been lost or destroyed, or to advertise and also give such bond.

      ARTICLE VI - DIVIDEND

1.    DECLARATION

      The Board of Directors may declare at any annual, regular or special meeting of the board and the corporation may pay, dividends on the outstanding shares in cash, property or in the shares of the corporation to the extent permitted by, and subject to the provisions of, the laws of the State of Nevada.

2.    RESERVES

      Before payment of any dividend there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time in their absolute discretion think proper as a reserve fund to meet contingencies or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may abolish any such reserve in the manner in which it was created.


      ARTICLE VII - MISCELLANEOUS

1.    INFORMAL ACTION

      Any action required to be taken or which may be taken at a meeting of the shareholders, directors or members of the executive committee, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the shareholders, directors or members of the executive committee, as the case may be, entitled to vote with respect to the subject matter thereof, and such consent shall have the same force and effect as a unanimous vote of the shareholders, directors, or members of the executive committee, as the case may be, at a meeting of said body.

2.    SEAL

      The corporate seal shall be circular in form and shall contain the name of the corporation, the year of its incorporation and words "NEVADA," and "CORPORATE SEAL" or an image of the Lone Star. The seal may be used by causing it or a facsimile to be impressed or affixed or in any other manner reproduced. The corporate seal may be altered by order of the board of directors at any time.

3.    CHECKS, DRAFTS, ETC.

      All checks drafts or other instruments for payment of money or notes of the corporation shall be signed by such officer or officers or such other person or persons as shall be determined from time to time by Resolution of the Board of Directors.

4.    FISCAL YEAR

      The fiscal year of the corporation shall be as determined by the Board of Directors.

5.    DIRECTORS ANNUAL REPORT TO SHAREHOLDERS

      The Board of Directors shall present at each annual meeting of shareholders a full and clear statement of the business and condition of the corporation.

6.    INDEMNIFICATION OF OFFICERS AND DIRECTORS

      The Corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the Corporations request as a Director or Officer of another Corporation, in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason being of having been Director(s) or Officer(s) of the Corporation, or of such other Corporation, except, in relation to matters as to which any such director or officer or former officer or director or person shall be adjudged in such action, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Laws, agreement, vote of Stockholders or otherwise.



          ARTICLE VIII - AMENDMENT OF BYLAWS

      Bylaws may be altered, amended, or repealed, and new bylaws may be adopted, by the Directors, subject to repeal or change by a majority action of the shareholders.

      Adopted by the Board of Directors on August 9, 2005.


Douglas M. King
--------------------------
Douglas M. King, Secretary




ATTEST:


Douglas M. King
--------------------------
Douglas M. King, Director




                             Exhibit 11

                      Douglas M. King & Associates
             MERGER, AQUISITION AND TRANSCTION CONSULTANTS
                        2110 FORT WORTH HIGHWAY
                       WEATHERFORD, TEXAS 76086
DOUGLAS M. KING, LL.M.  J.D. C.P.A.
                       TELEPHONE  (817) 598-1007
                       FACSIMILES (208) 693-3007
                       EMAIL: DOUG@DMKINGPC.COM

December 31, 2005

Board of Directors
Premier Capital Investment, Inc.
2110 Fort Worth Highway
Weatherford, Texas 76086

Dear Board of Directors:

         I have acted as counsel to Premier Capital Investment, Inc., a Nevada corporation (the "Company"), in connection with the Registration Statement on Form 10-SB (the "Registration Statement"), which Registration Statement is being filed with the U.S. Securities and Exchange Commission under Section 12(b) or 12(g) of the Securities Act of 1934 on or about the date hereof. The Registration Statement relates to the registration of 75,000 shares (the "Shares") of common stock, no par value per share.

         In connection with this opinion, I have examined the Companys Articles of Incorporation; the Companys Bylaws; minutes of the Companys corporate proceedings and unanimous written consents in lieu thereof, as made available to me by the executive officers and directors of the Company; executed copies of such Registration Statement, and all exhibits thereto in the form filed with the Commission; and such matters of law deemed necessary by me in order to deliver the within opinion.

         In the course of my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as original documents, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. As to certain factual matters, I have relied upon information furnished to me by the executive officers and directors of the Company.

         On the basis of the foregoing, and solely in reliance thereon, I am of the opinion that the Shares have been duly authorized and are validly issued, fully-paid and nonassessable. Upon effectiveness of the Registration Statement by order of the Securities and Exchange Commission (or upon the twentieth day following the filing of an amendment indicating the intention to become effective by operation of the terms of Sections 12(b) or 12(g) of the Securities Act of 1934) and the necessary state securities authorities and the Shares will continue to be duly authorized and validly issued, fully-paid and nonassessable.

         I hereby consent to the filing of this letter as Exhibit (10a & 11) to the Registration Statement and to the reference to Douglas M. King & Associates in the Registration Statement.

                                                 Very truly yours,

                                                 DOUGLAS M KING & ASSOCIATES

                                                 Douglas M. King
                                                 ___________________________
                                                 Douglas M. King